EXHIBIT 4.3

AMENDMENT

TO THE $86,250 PROMISSORY NOTE DATED OCTOBER 3, 2017

The parties agree that $86,250 Promissory Note by and between Airborne Wireless Network, Inc. (“Company”) and Lucas Hoppel (“Holder”) is hereby amended as follows:

Maturity Date: The Maturity Date shall be extended to May 15th, 2018.

Conversion: The Holder, at any time, regardless if an Event of Default has occurred may convert the Outstanding Balance into shares of the Company’s Common Stock per Section 3 of the Note.

ALL OTHER TERMS AND CONDITIONS OF THE $86,250 PROMISSORY NOTE REMAIN IN FULL FORCE AND EFFECT.

Please indicate acceptance and approval of this amendment dated April 3rd, 2018 by signing below:

/s/ Michael J. Warren	/s/ Lucas Hoppel
Michael J. Warren	Lucas Hoppel
Airborne Wireless Network, Inc. Chief Executive Officer